Financial Statements
Mountain Valley Pipeline, LLC – Series A
Years Ended December 31, 2023, 2022 and 2021
With Report of Independent Auditors

Mountain Valley Pipeline, LLC – Series A
Index To Financial Statements
Years Ended December 31, 2023, 2022 and 2021

Report of Independent Auditors
To the Management Committee of Mountain Valley Pipeline, LLC - Series A

Opinion

We have audited the financial statements of Mountain Valley Pipeline, LLC - Series A (the Company), which comprise the balance sheets as of December 31, 2023 and 2022, and the related statements of operations, members’ equity and cash flows for the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”).

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Mountain Valley Pipeline, LLC - Series A at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management of the operator of the Company, EQM Gathering Opco, LLC, is responsible for the preparation and fair presentation of these financial statements in conformity with accounting principles generally accepted in the United States of America, and for the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free of material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

•Exercise professional judgment and maintain professional skepticism throughout the audit.
•Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
•Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ Ernst & Young LLP
Pittsburgh, Pennsylvania
February 20, 2024

Mountain Valley Pipeline, LLC – Series A
Balance Sheets
December 31,

	2023	2022
	($ in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$47,124	$18,897
Capital contributions due from members	302,021	52,556
Other current assets	272	82
Total current assets	349,417	71,535

Property, plant and equipment:
Construction work in process	8,468,380	6,727,592

Intangible assets	11,307	7,861
Other assets	852	1,611
Total assets	$8,829,956	$6,808,599

LIABILITIES AND MEMBERS' EQUITY
Current liabilities:
Accounts payable	$368,017	$115,509
Due to related parties	3,491	3,170
Total current liabilities	371,508	118,679

Total liabilities	371,508	118,679

Members’ equity	8,458,448	6,689,920
Total liabilities and members’ equity	$8,829,956	$6,808,599

The accompanying notes are an integral part of these financial statements.

Mountain Valley Pipeline, LLC – Series A
Statements of Operations
Years Ended December 31,

	2023	2022	2021
	($ in thousands)
Operating (expenses) income	$(199)	$20	$(399)
Allowance for equity funds used during construction	253,602	—	26,722
Interest income:
Allowance for borrowed funds used during construction	108,681	—	11,452
Other interest	4,792	335	18
Total interest income	113,473	335	11,470

Net income	$366,876	$355	$37,793

The accompanying notes are an integral part of these financial statements.

Mountain Valley Pipeline, LLC – Series A
Statements of Members’ Equity

	MVP Holdco, LLC	US Marcellus Gas Infrastructure, LLC	Con Edison Gas Pipeline and Storage, LLC	WGL Midstream MVP LLC	RGC Midstream, LLC	Total
	($ in thousands)
Balance at January 1, 2021	$2,664,982	$1,815,570	$660,477	$577,700	$58,537	$5,777,266
Capital contributions and changes in ownership interest(a)	320,034	218,044	35	60,572	7,033	605,718
Net income	17,579	11,977	4,072	3,779	386	37,793
Balance at December 31, 2021	$3,002,595	$2,045,591	$664,584	$642,051	$65,956	$6,420,777
Capital contributions and changes in ownership interest(a)	144,878	98,812	200	27,452	3,177	274,519
Less: Capital contributions due from members(b)	(3,011)	(2,051)	(30)	(573)	(66)	(5,731)
Net income	167	114	35	35	4	355
Balance at December 31, 2022	$3,144,629	$2,142,466	$664,789	$668,965	$69,071	$6,689,920
Capital contributions and changes in ownership interest(a)	755,985	504,488	313	140,165	701	1,401,652
Net income	175,209	119,190	32,227	36,688	3,562	366,876
Balance at December 31, 2023	$4,075,823	$2,766,144	$697,329	$845,818	$73,334	$8,458,448

(a)Includes capital contributions due from members for a total amount of $302,021, $52,556 and $122,460 as of December 31, 2023, 2022, and 2021, respectively, that as of the date of issuance of the respective financial statements, such contributions due from members have been received.
(b)Represents capital contributions due from members as of December 31, 2022 that were unpaid as of the date of issuance of the respective financial statements. No capital contributions due from members as of December 31, 2023 were unpaid as of the date of issuance.

The accompanying notes are an integral part of these financial statements.

Mountain Valley Pipeline, LLC – Series A
Statements of Cash Flows
Years Ended December 31,

	2023	2022	2021
	($ in thousands)

Cash flows from operating activities:
Net income	$366,876	$355	$37,793
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Allowance for funds used during construction (AFUDC)	(362,283)	—	(38,174)
Changes in operating assets and liabilities:
Other assets	(191)	(80)	(1)
Environmental reserve	—	(48)	(256)
Net cash provided by (used in) operating activities	4,402	227	(638)

Cash flows from investing activities:
Capital expenditures	(1,124,318)	(339,117)	(602,315)
Purchases of intangible assets	(4,044)	(7,263)	—
Net cash used in investing activities	(1,128,362)	(346,380)	(602,315)

Cash flows from financing activities:
Capital contributions from members	1,152,187	338,693	483,258
Net cash provided by financing activities	1,152,187	338,693	483,258

Net change in cash and cash equivalents	28,227	(7,461)	(119,695)
Cash and cash equivalents at beginning of year	18,897	26,358	146,053
Cash and cash equivalents at end of year	$47,124	$18,897	$26,358

The accompanying notes are an integral part of these financial statements.

Mountain Valley Pipeline, LLC – Series A
Notes To Financial Statements

1.    Description of Business

Mountain Valley Pipeline, LLC (MVP Joint Venture) is a series limited liability company formed to develop, construct, own and operate natural gas assets. Mountain Valley Pipeline, LLC – Series A (the Company) is a series of Mountain Valley Pipeline, LLC under Delaware law, formed to construct, own and operate an interstate natural gas pipeline and related facilities (the MVP mainline). The MVP mainline will span approximately 300 miles from northern West Virginia to southern Virginia and will be regulated by the Federal Energy Regulatory Commission (FERC). The MVP mainline will be operated by EQM Gathering Opco, LLC (EQM Gathering), an indirect wholly-owned subsidiary of Equitrans Midstream Corporation (ETRN), pursuant to an Amended and Restated Construction, Operation and Management Agreement, dated as of June 16, 2015, among the Company and EQM Gathering (the COM Agreement).

The Company’s members consist of MVP Holdco, LLC (MVP Holdco), an indirect wholly-owned subsidiary of ETRN, US Marcellus Gas Infrastructure, LLC (NextEra), Con Edison Gas Pipeline and Storage, LLC (ConEd), WGL Midstream MVP LLC (f/k/a WGL Midstream, Inc.) (AltaGas) and RGC Midstream, LLC (RGC). On November 4, 2019, ConEd exercised its option to cap its investment in the construction of the MVP mainline at approximately $530 million (excluding allowance for funds used during construction (AFUDC)). On May 4, 2023, RGC also exercised an option for ETRN to fund RGC's portion of future capital contributions with respect to the MVP mainline, which funding ETRN commenced in June 2023 and will continue through the full in-service date of the MVP mainline. MVP HoldCo and NextEra are obligated to, and RGC prior to the exercise of its option described above had opted, to fund the shortfall in ConEd's capital contributions on a pro rata basis. Any funding of the shortfall by such members will correspondingly increase their respective interests in the Company and decrease ConEd’s and RGC's interests, respectively, in the Company.

As of December 31, 2023, each member’s ownership interest in the Company was as follows: MVP Holdco (48.35%), NextEra (32.82%), ConEd (7.95%), AltaGas (10.00%) and RGC (0.88%).

2. Significant Accounting Policies

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents: Cash and cash equivalents include cash and interest-bearing deposits having original maturities of three months or less.

Capital Contributions Due from Members: Capital contributions due from members are recorded within current assets when there is substantial evidence of the ability and intent to collect the contribution within a reasonably short period of time and such amounts have been received prior to the date the financial statements were available to be issued. Capital contributions due from members that have not been received prior to the date the financial statements were available to be issued are presented in the balance sheet as a deduction from members’ equity.

Property, Plant and Equipment: Property, plant and equipment is stated at cost. The Company capitalizes the carrying costs for the construction of its long-term assets and will depreciate these costs over the estimated useful life of the related assets once placed in service. As of December 31, 2023 and 2022, all amounts capitalized relate to construction work in process. The capitalized cost of additions to property, plant and equipment includes indirect costs such as engineering, supervision, payroll taxes, other benefits and AFUDC.

The calculated AFUDC includes capitalization of the cost of debt for financing construction of assets subject to regulation by the FERC (the debt component) and the designated cost of equity for financing the construction of these regulated assets (the equity component). The rate used for AFUDC was determined in accordance with regulations of the FERC and is compounded semiannually. The debt component of AFUDC is recorded as interest income on the accompanying statements of operations.

In January 2021, the Company temporarily suspended AFUDC on the MVP mainline due to a temporary reduction in growth construction activities. During the second quarter of 2021 through October 2021, the Company resumed some AFUDC related to certain growth construction activities that resumed on the MVP mainline. In November

Mountain Valley Pipeline, LLC – Series A
Notes To Financial Statements

2021, the Company again temporarily suspended AFUDC on the MVP mainline when these activities ceased, and AFUDC remained suspended during the year ended December 31, 2022. In June 2023, the Company resumed accruing AFUDC related to certain growth construction activities that resumed on the MVP mainline. The Company continued to accrue AFUDC on certain growth construction activities as of December 31, 2023.

The Company accrues capital expenditures when work has been completed but the associated invoices have not yet been paid. These accrued amounts are excluded from capital expenditures on the statements of cash flows until they are paid in a subsequent period. Accrued capital expenditures included in accounts payable and due to related parties in the accompanying balance sheets were approximately $371.5 million and $118.1 million as of December 31, 2023 and 2022, respectively.

Intangible Assets: The Company is a party to a Verified Emission Reduction Purchase Agreement dated July 21, 2021 with an affiliate of NextEra (the VER Agreement). The Verified Emission Reduction intangible assets (VERs) are held-for-use and will be used for the purpose of offsetting greenhouse gas emissions resulting from the operation of the MVP mainline after the MVP mainline is placed in-service. During the years ended December 31, 2023, 2022, and 2021, the Company recorded $3.4 million, $7.9 million and zero of VERs purchases as intangible assets, respectively. The VERs will be amortized to the cost of operations based on units of production after the MVP mainline commences operations.

Regulatory Accounting: The Company is constructing and will operate assets that will be regulated by the FERC. The rates that will be charged by the Company are reviewed and approved by the FERC, and it is reasonable to assume the rates are set at levels that will recover the entity’s costs. As such, the Company applies the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification 980, Regulated Operations (ASC 980). The Company reviews, at least annually, to determine whether the Company continues to meet the criteria to apply ASC 980.

Asset Retirement Obligations: The Company is under no legal or contractual obligation to restore or dismantle the MVP mainline. After completing construction and starting operations, the Company intends to operate the MVP mainline as long as supply and demand for natural gas exists, which the Company expects for the foreseeable future. As a result, the Company does not have any asset retirement obligations as of December 31, 2023 and 2022.

Income Taxes: The Company is treated as a partnership for federal and state income tax purposes and does not incur income taxes. Instead, its earnings and losses are included in the tax returns of its members.

Allocation of Profits and Losses: The Company’s profits and losses are allocated in accordance with the members’ respective ownership interests in the Company.

Leases: Right-of-use assets represent the right to use the underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. Right-of-use assets and lease liabilities are recognized on the consolidated balance sheets at the lease commencement date based on the present value of lease payments over the lease term. The Company determines if an arrangement is a lease at inception based on whether the Company has the right to control the use of an identified asset, the right to obtain substantially all of the economic benefits from the use of the asset and the right to direct the use of the asset during the lease term and accounts for leases in accordance with ASC 842, Leases (ASC 842).

Leases in which the Company is the lessee that do not have a readily determinable implicit rate utilize an incremental borrowing rate, based on the information available at the lease commencement date, to determine the present value of lease payments. When a secured borrowing rate is not readily available, unsecured borrowing rates are adjusted for the effects of collateral to determine the incremental borrowing rate. The Company reassesses the incremental borrowing rate for any new and modified lease contracts as of the contract effective date. Lease expense is recognized on a straight-line basis over the lease term for operating leases.

The Company did not have any long-term leases as of December 31, 2023 and 2022.

Mountain Valley Pipeline, LLC – Series A
Notes To Financial Statements

3.    Legal and Regulatory Matters

The MVP mainline will be governed by the United States Natural Gas Act (NGA), which requires a Certificate of Public Convenience and Necessity from the FERC before construction can commence. On October 13, 2017, the FERC issued a Certificate of Public Convenience and Necessity to the Company. In the first quarter of 2018, the Company received its first partial notice to proceed from the FERC to begin construction activities on certain facilities and commenced construction. There remain certain legal and regulatory matters relevant to the MVP mainline project, including matters pending with the U.S. Court of Appeals for the District of Columbia (D.C. Circuit) described below:

Challenges to FERC Certificate, D.C. Circuit. Multiple parties have sought judicial review of the FERC’s order issuing a certificate of public convenience and necessity to the MVP Joint Venture and/or the exercise by the MVP Joint Venture of eminent domain authority. On February 19, 2019, the D.C. Circuit issued an order rejecting multiple consolidated petitions seeking direct review of the FERC order under the Natural Gas Act of 1938, as amended (NGA) and certain challenges to the exercise by the MVP Joint Venture of eminent domain authority in Appalachian Voices, et al. v. FERC, et al., consolidated under Case No. 17-1271. No petitions for rehearing or petitions for rehearing en banc were filed by the April 5, 2019 deadline. The mandate was issued on April 17, 2019. Another group of parties filed a complaint in the U.S. District Court for the District of Columbia asserting that the FERC’s order issuing certificates is unlawful on constitutional and other grounds in Bold Alliance, et al. v. FERC, et al., Case No. 17-1822. The district court plaintiffs sought declaratory relief as well as an injunction preventing the MVP Joint Venture from developing its project or exercising eminent domain authority. In December 2017 and January 2018, the FERC and the MVP Joint Venture, respectively, moved to dismiss the petitions for lack of subject matter jurisdiction. The court granted the motion and dismissed plaintiffs’ complaint on September 28, 2018. On October 26, 2018, plaintiffs appealed the decision in Case No. 17-1822 to the D.C. Circuit in Bold Alliance, et al. v. FERC, et al., Case No. 18-5322. On December 3, 2018, the FERC, as appellee, filed a joint motion with the appellants to hold Case No. 18-5322 in abeyance pending completion of the appeals of the final agency orders related to the MVP certificate in consolidated Case No. 17-1271 and Atlantic Coast Pipeline’s (ACP) certificate. The MVP Joint Venture filed a motion to dismiss the case as to some of the plaintiffs. On February 15, 2019, the D.C. Circuit entered an order holding this appeal in abeyance pending rulings on the appeals from the ACP and MVP FERC proceedings. The ACP petitioners on November 16, 2022, filed a joint motion for voluntary dismissal of all petitions for review pertaining to ACP, except for the Bold Alliance proceeding. The court granted the motion on November 17, 2022. On January 5, 2023, the D.C. Circuit entered an order holding the Bold Alliance proceeding in abeyance pending further order of the court and requiring the parties to file motions to govern future proceedings within 60 days of the U.S. Supreme Court disposition of the petition for writ of certiorari in Bohon et al. v. FERC et al., discussed below. On June 26, 2023, the court entered an order continuing the abeyance of Bold Alliance until 30 days after the disposition of Case No. 20-5203, discussed below.

Similarly, another group of parties filed a complaint in the U.S. District Court for the District of Columbia in Bohon et al. v. FERC et al., Case No. 20-00006, asserting that the delegation of authority to the FERC under the NGA violates the nondelegation doctrine and separation-of-powers principle of the U.S. Constitution. The MVP Joint Venture and the FERC filed motions to dismiss which were granted by the court. On July 6, 2020, the landowners filed a notice of appeal to the D.C. Circuit in Case No. 20-5203. On November 30, 2020, appellants asked the D.C. Circuit to overturn the decision of the lower court. The D.C. Circuit issued an order on September 15, 2021 denying appellants’ motion for summary reversal of the decision of the lower court and supplemental briefing was completed as of October 6, 2021. On June 21, 2022, the D.C. Circuit upheld the lower court’s decision to dismiss the lawsuit. On September 15, 2022, the petitioners filed a petition for writ of certiorari with the U.S. Supreme Court. The FERC and the MVP Joint Venture filed responses to the petition in November 2022. On April 24, 2023, the U.S. Supreme Court granted the petition for certiorari, vacated the judgment, and remanded the case to the D.C. Circuit for further consideration in light of the U.S. Supreme Court's April 14, 2023 opinion in Axon Enterprises, Inc. v. FTC. The D.C. Circuit subsequently issued an order authorizing, among other things, the parties to address in their supplemental briefing the implications of Section 324 of the Fiscal Responsibility Act of 2023 in addition to Axon. On October 24, 2023, the D.C. Circuit denied a stay motion filed by the petitioners. The parties filed their respective supplemental briefs on November 13, 2023. On November 26, 2023, the petitioners filed in the U.S. Supreme Court an “emergency” motion for an injunction requesting a judicial injunction on, or access to, the petitioners’ three properties pending resolution of their underlying claims in the Bohon matter.

Mountain Valley Pipeline, LLC – Series A
Notes To Financial Statements

On December 5, 2023, Chief Justice John Roberts denied the application, without calling for a response from the MVP Joint Venture or the federal government. On February 13, 2024, the D.C. Circuit affirmed and reinstated its June 21, 2022 judgment upholding the lower court's decision to dismiss the lawsuit. If appealed to the U.S. Supreme
Court and the appeal were successful on its merits, or if the Bold Alliance appeal were successful, it could result in the MVP Joint Venture’s certificate of public convenience and necessity being vacated and/or additional proceedings before the FERC, the outcome of which the Company cannot ensure, and cause a delay or further delay in the full in-service date for the MVP mainline project (and consequent impacts related to such delay), or otherwise have adverse effects.

4.    Related-Party Transactions

In the ordinary course of business, the Company has transactions with related parties. Pursuant to the COM Agreement, EQM Gathering was engaged by the Company as operator of the MVP mainline to perform certain tasks related to the MVP mainline development, construction, marketing and operation. Costs incurred by EQM Gathering and its affiliates related to development, construction, marketing and operation of the MVP mainline are reimbursed by the Company under the terms of the COM Agreement.

As of December 31, 2023 and 2022, amounts due to EQM Gathering and its affiliates pursuant to the COM Agreement were approximately $3.5 million and $2.6 million, respectively. The Company is also a party to the VER Agreement dated July 21, 2021 with an affiliate of NextEra. As of December 31, 2023 and 2022, there were no amounts and $0.6 million, respectively, due to the affiliate of NextEra pursuant to the VER Agreement.

Excluding MVP Holdco, each member or an affiliate of each member of the Company has entered into a 20-year transportation service agreement with the Company to transport natural gas on the MVP mainline once it is placed in service. Under these transportation service agreements, the Company contracted a total of 0.6 Bcf per day of firm capacity on the MVP mainline.

5.     Commitments and Contingencies

The Company has commitments with various contractors and vendors to provide materials and services associated with construction of the MVP mainline. Future payments associated with these commitments as of December 31, 2023 totaled $0.9 billion. The Company expects to pay the majority of this amount in 2024.

From time to time, various legal and regulatory claims, investigations and proceedings are pending or threatened against the Company. While to the extent applicable, the amounts claimed may be substantial, the Company is unable to predict with certainty the ultimate outcome of such claims, investigations and proceedings. The Company accrues legal and other direct costs related to loss contingencies when incurred. The Company establishes reserves whenever it believes a reserve is appropriate for pending matters. Furthermore, after consultation with counsel and considering the availability, if any of insurance, the Company believes that the ultimate outcome of any matter currently pending against the Company, excluding the legal and regulatory matters described in Note 3, will not materially affect the Company’s business, financial condition, results of operations or liquidity.

The Company has been participating in condemnation proceedings in West Virginia and Virginia. As part of the proceedings, the Company was required to make a cash deposit equal to approximately three times the fair market value of the condemned parcels to ensure sufficient funds were available to pay each landowner. The amount in excess of the approximate fair values represents the amount the Company estimates will be refunded as the parcels are settled or condemned through the condemnation proceedings. The condemnation asset included in other assets in the accompanying balance sheets was approximately $0.8 million and $1.6 million as of December 31, 2023 and 2022, respectively.

6.     Guarantees and Letters of Credit

Pursuant to the Company’s limited liability company agreement (the LLC Agreement), each member of the Company is obligated to provide a form of performance assurance in an amount equal to 33% of its proportionate interest in the remaining obligations to make capital contributions to the Company associated with the most recently approved construction budget, less, subject to certain limits, any credit assurances issued by any affiliate of such member under such affiliate’s precedent agreement. Pursuant to the terms of the LLC Agreement, such performance assurances may take the form of a guarantee, a letter of credit or cash collateral.

As of December 31, 2023, such performance assurances totaled approximately $172.9 million composed of an aggregate of approximately $68.2 million in member guarantees and approximately $104.7 million in member letter

Mountain Valley Pipeline, LLC – Series A
Notes To Financial Statements

of credit. As of December 31, 2022 such performance assurances totaled approximately $287.9 million composed of an aggregate of approximately $68.2 million in member guarantees and approximately $219.7 million in member letter of credit.

7.    Subsequent Events

Subsequent events have been evaluated through February 20, 2024, the date the financial statements were available to be issued.

In January 2024, the MVP Joint Venture issued a capital call due from members in the amount of $189.5 million, which was received in February 2024.